NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Larry Shackelford T: 404.322.6173 larry.shackelford@nelsonmullins.com	201 17th Street NW, Suite 1700 Atlanta, GA 30363 T: 404.322.6000 F: 404.322.6050 nelsonmullins.com

November 10, 2022

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Taylor Beech Ms. Erin Jaskot

RE:	Data Knights Acquisition Corp. Amendment No. 2 to Registration on Form S-4 Filed November 10, 2022 File No. 333-266274

Ladies and Gentlemen:

On behalf of Data Knights Acquisition Corp. (the “Company”), we are hereby responding to the letter dated October 19, 2022 (the “Second Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed September 30, 2022 (the “Registration Statement”). In response to the Second Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts

Minnesota | New York | North Carolina | Ohio | South Carolina | Tennessee | Texas | Virginia | West Virginia

Securities and Exchange Commission
November 10, 2022

Summary Term Sheet, page 2

1.	We reissue comment 3. Please identify the parties or the nature of the parties that are subject to the Lock-Up Agreements with you and quantify the number of outstanding shares subject to such agreements. In this regard, we note that you have only included across reference to the Merger Agreement on page 4 and you do not quantify the outstanding shares subject to such agreements in this section.

Response: The Summary Term Sheet in the Amended Registration Statement has been revised on page 4 to identify the nature of the parties that are subject to the Lock-Up Agreements and quantify the number of outstanding shares subject to such agreements.

Questions and Answers about the Proposals

What equity stake will current stockholders of Data Knights hold after the Closing?, page 11

2.	We note that you only showed the dilutive impact of certain additional issuances of common stock on one redemption scenario. Please further revise the table to illustrate the dilutive impact of certain additional issuances of common stock on all redemption scenarios. Please include all significant sources of dilution, including the exercise of Public and Private Placement Warrants and outstanding options. In addition, please include the potential PIPE Investors and the shares that may be issued pursuant to the currently contemplated $30 million PIPE investment. Please ensure the disclosure reflects the anti-dilution provision that applies to founder shares, as discussed on page 186.

Response: The table in the Amended Registration Statement has been revised on pages 11 and 12 to disclose the dilutive impact of additional sources of dilution, including the exercise of options and warrants, the PIPE shares and the anti-dilution provision for the founder shares.

3.	We note your responses to comments 18 and 51 and reissue the comments. Please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level in your sensitivity analysis, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, and the issuance of any potential PIPE shares.

Response: The Amended Registration Statement has been revised to disclose the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level in your sensitivity analysis, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company, giving effect to the exercise of options and warrants and the issuance of the PIPE shares.

Securities and Exchange Commission
November 10, 2022

4.	We note your response to comment 52 and we reissue the comment, as we are not able to locate the responsive disclosure. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Amended Registration Statement has been revised to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in the sensitivity analysis related to dilution.

How much consideration will OneMedNet Stockholders receive in connection with the Business Combination?, page 12

5.	We reissue comment 6, as it appears the number you have provided assumes there are no inputs for any variables in the formula. Revise to provide an illustrative example of the amount of consideration payable based upon the formula you disclose using a recent practicable date associated with the various inputs to the formula, and disclose the value of each of the inputs used in making this calculation. Revise to clarify, if true, that this amount will fluctuate and, if you know in which direction the inputs are likely to fluctuate, revise to state as much and project the likely results of such fluctuation. Please include similar disclosure elsewhere that you discuss the formula for determining the consideration, including on the prospectus cover page.

Response: The Amended Registration Statement has been revised here and on the prospectus cover page to disclose in inputs to the formula as of September 30, 2022, that as of that date the adjustment to the aggregate consideration would be zero, and that the Company’s expectations regarding future fluctuations in the amount.

How will Data Knights' Sponsor, directors, and officers vote?, page 15

6.	We note your revised disclosure in response to comment 7. Please further revise to disclose the number of Public Shares that would need to be voted in favor of the Business Combination for it to be approved assuming only a quorum is present. In this regard, we note that only a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon are required to approve the Business Combination.

Response: The answer in the Amended Registration Statement has been revised to disclose the number of Public Shares required to vote in favor of the Business Combination assuming a quorum is present in order for it to be approved.

Securities and Exchange Commission
November 10, 2022

What interests do Data Knights' current officers and directors have in the Business Combination?, page 16

7.	We reissue comment 10. Where you disclose the various security ownership interests of the Sponsor, directors and officers, revise to include the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid. In this regard, we note that you do not quantify the current value of the Placement Units or Founder Shares. Please also quantify the value of any out-of-pocket expenses. Lastly, disclose that the Sponsor requested that the Company extend the date by which the Company has to consummate a business combination and deposited an aggregate of $1,150,000 (representing $0.10 per public share) into the Company’s trust account on August 11, 2022. Please include similar disclosure elsewhere in the prospectus where you discuss the interests of the Sponsor, directors and officers.

Response: The Amended Registration Statement has been revised to disclose here and elsewhere in the prospectus where the interests of the Sponsor, directors and officers are disclosed to include the approximate dollar value of these interests based on the transaction value and recent trading prices as compared to the price paid, including the current value of the Placement Units, the Founder Shares and out-of-pocket expenses, and to disclose that the Sponsor requested that the Company extend the date by which the Company has to consummate a business combination and deposited an aggregate of $1,150,000 (representing $0.10 per public share) into the Company’s trust account on August 11, 2022.

The Charter Amendment Proposals, page 27

8.	Please provide us with your analysis as to why you are not required to unbundle certain material changes to the Data Knights' Charter, such as the supermajority voting provision, and provide stockholders with a separate vote regarding these material changes. Refer to Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Response: On behalf of the Company, we advise the Staff that because the material changes reflected in the Charter Amendment Proposal are each a condition to the other proposals at the Special Meeting, other than the Adjournment Proposal, including in particular the Business Combination Proposal, unbundling the material changes from each other would not offer the stockholders a meaningful option to approve some of the changes and reject others and would serve only to confuse stockholders and unnecessarily lengthen the Proxy Statement/Prospectus.

Securities and Exchange Commission
November 10, 2022

Selected Financial and Other Data of OneMedNet, page 41

9.	It appears you revised the headings of the OneMedNet financial statements but did not update the actual amounts. Please revise the statement of operation data and balance sheet data to agree to the historical financial statement amounts disclosed on page 44.

Response: The Selected Financial and Other Data of OneMedNet in the Amended Registration Statement has been revised to agree to the historical financial statement amounts.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations, page 44

10.	We note your response to comment 12 but there are no adjustments reflected next to E and G in the financial information. Please revise to include the adjustment amounts or otherwise advise.

Response: On behalf of the Company, we confirm for the Staff that the relevant adjustments are less than $1,000 and accordingly are represented by dashes in light of the presentation in the tables of dollar amounts in thousands.

Risk Factors, page 50

11.	We reissue comment 1 in part. Please include a risk factor discussing the risk that failure to close a PIPE Investment could leave the post-merger entity under-capitalized, and explain the consequences if this were to occur. Please add similar disclosure elsewhere to clearly convey this risk, including in the Questions and Answers About the Proposals. In this regard, we note your disclosure on page 162 that "the most significant change in OneMedNet’s future reported financial position and results of operations is expected to be an estimated increase in cash...of approximately $30 million...including up to $30 million in gross proceeds from the PIPE." Please also discuss how failure to close a PIPE investment could impact your ability to meet the minimum cash condition for closing set forth in Section 7.1(h) of the Merger Agreement, and revise throughout to disclose that the minimum cash condition is a condition to closing.

Response: The Amended Registration Statement has been revised to include a risk factor on page 77 regarding consequences of a failure to close a PIPE investment, including OneMedNet’s future financial position and results of operations and to clarify the minimum cash condition in Section 7.1(h) of the Merger Agreement.

Securities and Exchange Commission
November 10, 2022

12.	We reissue comment 14 in part. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Risk Factors in the Amended Registration Statement on pages 68-70 and 76 have been revised to highlight the material risks to public warrant holders to the extent they differ from the material risks to private warrant holders and the common stock, and to explain the steps the Company would take to notify warrant holders of a call for redemption of the warrants by the Company and the fact that warrant holders would have limited time to pursue alternatives to such redemption. Supplementally on behalf of the Company we advise the Staff that the Company has not committed to notify warrant holders when the conditions to redemption eligibility, including satisfaction of the price threshold, have been met except by means of a call for redemption.

We have two significant customers..., page 50

13.	Please remove the discussion of Siemens financial results and future outlook or tell us how the information provided here relates directly to your contract with Siemens. For example, it is unclear how the demand for rapid COVID-19 antigen tests relates to your potential future revenue from Siemens. To the extent that you retain any part of your discussion of Siemen's financial results, please disclose specifically how this relates to your contract with Siemens.

Response: The Amended Registration Statement on page 51 has been revised to remove the discussion of Siemens’ financial results and replaced it with an updated discussion of OneMedNet’s revenue from Siemens.

Certain provisions of New OneMedNet's amended and restated certificate of incorporation..., page 65

14.	We note the addition of this risk factor in response to comment 15. Please further revise to clarify whether the exclusive forum provision in the Data Knights' A/R Charter will apply to claims arising under the Securities Act and the Exchange Act, and discuss the risks of such provision, including that it can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. In addition, include a discussion of the risks related to the anti-takeover provisions that are included in Data Knights' A/R Charter that you disclose on pages 199-200, including the limitations on a stockholder's ability to call a special meeting and to act by written consent, the advance notice requirements for stockholder proposals and director nominations, and the classified board of directors. Please also address the super majority vote that will be required to amend the Data Knight's A/R Charter and Bylaws.

Response: The Amended Registration Statement has been revised to add additional risk factor disclosure on pages 61-62 to clarify that the exclusive forum provision in the Data Knights' A/R Charter would apply to claims arising under the Securities Act and the Exchange Act consistent with federal court jurisdiction for such claims, and to discuss the risks of such provision, the anti-takeover provisions that are included in Data Knights' A/R Charter, including the limitations on a stockholder's ability to call a special meeting and to act by written consent, the advance notice requirements for stockholder proposals and director nominations, the classified board of directors and the super majority vote requirement for amendments to Data Knights’ A/R Charter and Bylaws.

Securities and Exchange Commission
November 10, 2022

If the conditions to the Merger Agreement are not met..., page 68

15.	You note that it is currently expected that after the transaction the net tangible assets on a pro forma combined basis will be less than $5,000,001. Please explain this statement and how you expect to complete the merger transaction if this is the case given that it is a condition that net tangible assets are at least $5,000,001. Please also explain how this is consistent with Section 9.2 of Data Knights' Certificate of Incorporation which says that you will only redeem shares if the net tangible assets will be at least $5,000,001, and that limitations will be limited in order to meet a minimum cash requirement. To the extent you will limit the amount of shares that can be redeemed in order to meet the net tangible asset requirement or minimum cash requirement, please make this clear and revise the redemption scenarios accordingly.

Response: The Amended Registration Statement has been revised on page 73 to correct state that the net tangible assets requirement is expected to be satisfied in the event there are no public shares redeemed.

Background of the Business Combination, page 93

16.	We reissue comment 22. Revise to elaborate upon how you "deemed a potential business combination target compelling enough" to pursue execution of an initial non-binding letter of intent. Expand your disclosure to provide additional detail about the other two parties with which LOIs were executed, including when and how you contacted the parties or were contacted by these parties; the details of any negotiations or agreements that took place; and when and why you ultimately determined not to pursue a transaction with each party and how and when you decided to pursue discussions solely with OneMedNet.

Response: The Amended Registration Statement has been revised on page 101 to elaborate on the Company’s analytical process with respect to the potential business combination targets for which it pursued execution of a letter of intent and provide more disclosure regarding the other two parties with which the Company executed a letter of intent and the evolution of those potential transactions.

Securities and Exchange Commission
November 10, 2022

17.	We reissue comment 23. We note that on March 4, 2022 you offered a transaction valuation of $200 million, which appears to be the final amount the parties settled upon in the Merger Agreement. Please revise to discuss in greater detail how this valuation was determined and the specific negotiations that resulted in this amount. If no other valuation amount was considered by the Board, specifically state as much. Also, in your discussions of how you valued OneMedNet, clearly state whether or not such valuation included execution of the PIPE Financing and, if so, how the Board considered such valuation in light of the uncertainty of obtaining the PIPE Financing.

Response: The Amended Registration Statement has been revised on pages [99-100] to provide additional disclosure regarding the development of the valuation of OneMedNet and the fact that the execution of the PIPE Financing was not included in that valuation.

18.	We note your response that the $317 million pro forma enterprise value includes the value of the consideration and the value of the Company pre-transaction. Clarify whether the $200 million valuation figure is a pre-transaction figure.

Response: The Amended Registration Statement has been revised on pages 101-102 to make clear that the $200 million valuation figure is a pre-transaction figure.

19.	We note your revised disclosure in response to comment 24 indicates that the only material terms negotiated were the representations and warranties and the treatment of options and warrants issued by OneMedNet. If true, please state as much in your filing and explain why other material terms, such as the formula to determine the amount of the consideration, closing conditions such as the minimum cash condition, the no-shop provision, the PIPE investment, governance of the post-combination company, termination provisions, etc. were not negotiated. If not, please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the type of consideration to be paid, the financial projections and any discussions relating to the assumptions underlying such projections, the control and governance of the postcombination company, director designation rights and organizational documents, closing conditions, the no-shop provision, the PIPE investment, the lock up provisions, and consideration of significant customers of OneMedNet. In your revised disclosure, please explain the the issues and terms discussed at the meetings, each party's position on such issues, and how you reached agreement on the final terms. Your disclosure should illustrate how the material terms of the Merger Agreement evolved throughout the exchange of drafts, and if applicable, describe how the material terms differed from the letter of intent. In this regard, we note your disclosure on page 97 that the board considered the fact that the terms and conditions of the Merger Agreement were the product of arm’s length negotiations between Data Knights and OneMedNet as part of it's basis for approving the transaction.

Response: The Amended Registration Statement has been revised on pages 101-102 to provide additional disclosure regarding the negotiation of the material terms of the transaction.

Securities and Exchange Commission
November 10, 2022

20.	Please provide a detailed description of the negotiations regarding the letter of intent that was executed on March 10, 2022, including the material terms of the initial drafts, the material terms included in the final executed versions, and how the material terms evolved over the course of the negotiations. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined.

Response: The Amended Registration Statement has been revised on pages 101-102 to provide additional disclosure regarding the negotiation of the material terms of the letter of intent.

21.	We reissue comment 26. Please disclose any discussions about the need to obtain additional financing for the combined company, such as the intended PIPE transaction, and the negotiation/marketing processes undertaken to date (e.g., identification of potential PIPE investors; and how the terms of the PIPE transaction may be determined). Additionally, as applicable, please also disclose whether the parties intend to provide any valuations or other material information about the SPAC, the target, or the de-SPAC transaction to potential PIPE investors that are not expected to be disclosed publicly.

Response: The Amended Registration Statement has been revised on pages 70, 77 and 102 to provide additional disclosure regarding the need for additional financing for the combined company, including the potential PIPE transaction.

22.	We reissue comment 28. Elaborate upon the role of ARC Group Ltd. as your financial advisor and provide additional details about the services they provided. In this regard, you state on page 98 that the experience and sector expertise of your financial advisors enabled your Board to "make the necessary analyses and determinations regarding the Business Combination." Disclose any fees due to ARC Group Ltd. for such services.

Response: The Amended Registration Statement has been revised on page 101 to provide additional disclosure regarding the role of ARC Group Ltd.

Securities and Exchange Commission
November 10, 2022

The Board's Reasons for Approval of the Business Combination, page 95

23.	We reissue comment 30. In your discussion of the Purchase Price factor, elaborate upon the "current valuations of other private- and publicly traded comparable Real World-Data companies." Clarify whether the Data Knights board considered a different comparable companies analysis than the analysis prepared by Marshall & Stevens, and if so, disclose who prepared the analysis. In this regard, it appears Marshall & Stevens was engaged after the Data Knights board approved the Merger. Please also tell us whether the Valuation Benchmarking and Industry Comps. analysis included in the Investor Presentations dated May 12 and 20, 2022 is a different analysis than the analysis prepared by Marshall & Stevens, and if so, tell us who prepared the analysis.

Response: The Amended Registration Statement has been revised on page 105 to clarify that the group of public and private companies developed by the Company’s management and considered by the board overlapped with the list of public companies utilized by Marshall & Stevens in its guideline public company analysis. Supplementally, we advise the Staff on behalf of the Company that the Valuation Benchmarking and Industry Comparisons analysis included in the Investor Presentations dated May 12 and 20, 2022, which include public and private companies, differ from the guideline public company analysis prepared by Marshall & Stevens and was prepared by the Company’s management with the assistance of ARC.

24.	We note your disclosure on page 98 in response to comment 37 that the Data Knights Board engaged Marshall & Stevens after approving the business combination to "confirm its judgment in approving the Merger Agreement." We also note your disclosure on page 95, that, in making its decision to approve the Merger Agreement, the Data Knights Board considered "the fairness opinion and a range of factors." Please revise for consistency.

Response: The Amended Registration Statement has been revised on page 104 to clarify the factors considered in approving the Merger Agreement.

25.	You disclose that Data Knights' management also reviewed financial projection assumptions and revenue projections for OneMedNet's second product, iRWD solution, including projections and potential pricing models. Please tell us whether these projections are different than the projections included in the prospectus. If not, please disclose such projections and potential pricing models. Please also disclose what Data Knights' management considered with respect to these projections and models.

Response: The Amended Registration Statement has been revised on page 105 to confirm that the financial projections reviewed by the board were consistent with those included in the prospectus.

Securities and Exchange Commission
November 10, 2022

Opinion of Marshall & Stevens

Financial Projections, page 101

26.	Please quantify, to the extent possible and where applicable, the assumptions made in performing the financial analysis. For example, quantify the change from a transactionalbased customer selling model (single data set purchases) to a longitudinal selling model (access to long- term data studies) and at what point the projections assume such a shift, the amounts by which the FDA and the health care community will continue "the trend of increasingly using and accepting Real-World Data," the percentage of revenue that the projections assume will be recurring revenue and why, and the decreases in costs discussed on pages 102-103.

Response: On behalf of the Company, we note to the Staff that many of OneMedNet’s assumptions were qualitative and not quantifiable, as many of these assumptions were based on OneMedNet’s key personnel in production, sales, procurement and operations to arrive at a forecast that OneMedNet’s business would continue to operate without significant change or disruption to historical operations. For example, the assumption that OneMedNet would retain current clients, would grow current clients through offering additional products and attract new customers was based on such OneMedNet’s key personnel’s qualitative assumptions.

Where OneMedNet used quantifiable assumptions, they related primarily to either the historical performance of OneMedNet’s customer contracts and actual increases in revenue from those contracts plus assumptions to support projected growth. In sum, OneMedNet is advancing from a point-in-time analysis (e.g., single data set transactional sale) to a longitudinal selling model (e.g., multi-year agreements with long-term data requirements) whereby (A) the average selling price for a single data transactional sale is ~$40,000 for a single point in time deliverable; and (B) the average selling price for a longitudinal data deliverable is ~$360,000 per year with anticipated 2-3 year requirement.

Historically, OneMedNet’s single data transactional sale buyers were artificial intelligence companies such as Vega AI and AIQ Solutions. Presently, OneMedNet’s commercial focus is increasingly on large medical device, imaging and biopharmaceutical organizations where its key executives believe here is significant demand for the next generation of RWD such as that provided by OneMedNet.

In OneMedNet’s experience, RWD is generally purchased on a multi-year longitudinal basis by its customers because it is usually more cost effective to do so. Moreover, longitudinal contracts enable the most current data to be embedded into workflows and studies according to OneMedNet’s experience with clients such as GlaxoSmithKline, Janssen, Siemens, Depuy, Janssen and Optum.

For 2023, OneMedNet has set a goal of approximately 40-45% of its RWD sales to be from longitudinal data sales. For 2024, OneMedNet has set a goal of securing 60-75% of the forecast with longitudinal data sales. Both years’ goals are based on past trends which OneMedNet’s key executives used to extrapolate future goals and forecasts.

OneMedNet anticipates a decrease in operating costs to produce RWD under its customer contracts as it moves to longitudinal sales with greater opportunity to increase efficiencies. One example of greater operating efficiencies is through sales of specific images that support a disease-specific initiative, like Non-Small Cell Lung cancer, to multiple clients. By finding such new and additional uses for its previously curated real world imaging data to support similar projects for customers, OneMedNet believes it may also improve its customer service by delivering products to customers quicker to facilitate their goals and deadlines.

Securities and Exchange Commission
November 10, 2022

OneMedNet is encouraged by the ever-increasing support of RWD by the FDA since the 2016 passage of the 21st Century Cures Act that places additional focus on the use of these types of data to support regulatory decision making, including approval of new indications for approved drugs and devices. Congress defined RWE as data regarding the usage, or the potential benefits or risks, of a drug derived from sources other than traditional clinical trials.

Regarding how the FDA and the healthcare community will continue the trend of increasingly using and accepting RWD, OneMedNet is optimistic about the FDA’s and the healthcare communities’ increased used and support of RWD. The FDA has expanded is guidance regarding RWD every year since 2016 with the latest guidance published on September 8, 2022 titled, “Submitting Documents Using Real-World Data and Real-World Evidence to FDA for Drug and Biological Products.” The draft version of the guidance was published in 2019 and was meant to help clarify the agency’s thinking on how sponsors should summarize their RWD in product applications.

The guidance is the result of the agency’s mandate under the 21st Century Cures Act to develop an RWD program to evaluate the use of RWE in regulatory decision-making. “The availability of RWD and evolving analytic techniques to generate RWE have created interest within the research and medical communities in the use of RWD to enhance clinical research and support regulatory decision-making,” the FDA noted.1

Regarding the healthcare communities’ increasing trend toward using and accepting RWD, at present, pharmaceutical, biotechnology, and medical device companies; healthcare payers; healthcare providers; and other end users (academic research institutions, patient advocacy groups, regulators, and health technology assessment agencies) utilized RWD to add value at every stage of the drug development lifecycle from understanding unmet healthcare needs and defining the patient journey to supporting regulatory submissions and post-market studies, offering value to payers, and defining market strategies according to a new market research report titled, “Real-world Data Market by Source (EMR, Claims, Pharmacy, Disease Registries), Application [Market Access, Drug Development & Approvals (Oncology, Neurology), Post-market Surveillance], and End User (Pharma, Payers) – Global Forecast to 2029”, published on June 21, 2022.2

This article states that the growth of this market is driven by key factors such as rapidly growing big data in healthcare, shift from volume to value-based care, growing adoption of AI in RWD studies, and rising focus on personalized healthcare. The article estimates that the RWD market is expected to grow at a CAGR of 8.2% from 2022 to 2029, to reach $2 billion by 2029. Where appropriate, the disclosure in the Amended Registration Statement has been revised consist with the foregoing.

[1]	https://www.raps.org/news-and-articles/news-articles/2022/9/fda-finalizes-guidance-submitting-rwdrwe-in-applic
[2]	https://www.globenewswire.com/en/news-release/2022/06/22/2466709/0/en/Real-world-Data-Market-Worth-2-Billion-by-2029-Exclusive- Report-by-Meticulous-Research.html

Securities and Exchange Commission
November 10, 2022

27.	Disclose how and why the timeframe leading out to 2032 projected financial results was selected.

Response: The disclosure in the Amended Registration Statement has been revised on page 114 to disclose how and why the timeframe leading out to 2032 projected financial results was selected.

Discounted Cash Flow Analysis, page 103

28.	Disclose the discount rate used in the discounted cash flow analysis.

Response: The prior submitted Registration Statement disclosed the discount rate used. However, the disclosure in the Amended Registration Statement has been revised on page 114 to make it clear to the reader as to the discount rate used and clarify how it was applied.

Guideline Public Company Analysis, page 104

29.	Please further revise the disclosure on page 104 to explain how the companies selected are reasonably comparable and provide more detail regarding the "industry, size, and profitability" criteria you considered in their selection. Please disclose the type of business and size of each of the Guideline Companies. Please also disclose the underlying projected revenue for each Guideline Company, the specific multiples considered for each Guideline Company, and the calculations which determined the total consideration for the transaction.

Response: The disclosure in the Amended Registration Statement has been revised on page 114 to disclose additional detail regarding the guideline companies, including how they were selected and the description of their business, size, revenues, projected revenues, profitability and multiples. The disclosure in the Amended Registration Statement has also been revised to show the calculations for the indications of value under the guideline public company method.

Certain Material U.S. Federal Tax Considerations, page 105

30.	We note that you filed a "should" opinion of counsel in response to comment 39. Please revise to explain why counsel cannot give a firm opinion, describe the degree of uncertainty in the opinion, and make similar revisions elsewhere in the filing where you discuss the tax consequences of the transaction, and include risk factor disclosure explaining the risks of the uncertain tax treatment. Please also remove the disclosure on page 109 stating that it is the intent of Data Knights that the Merger will qualify as a reorganization, and state that counsel has given an opinion that the merger should qualify as a reorganization. Please also remove language stating that this section is an "outline" or "informational only." Refer to Section III of Staff Legal Bulletin 19.

Response: The disclosure in the Amended Registration Statement has been revised and a revised opinion has been filed to address the Staff’s comments.

Securities and Exchange Commission
November 10, 2022

Information about OneMedNet Corporation

Company Overview, page 133

31.	We note your revised disclosure on page 133 in response to comment 42 that your access to the 95+ healthcare facilities you reference here is contractual and that all are data providers and some are data purchasers. Please clarify whether your agreements with these facilities fall into the Data Exchange Master Reseller Agreement and Data License Agreement categories of agreements that you describe on page 152, and if not, describe the general terms of the arrangements. Clarify the categories of customers in which you have entered into agreements and generate revenues and quantify the amount generated in each category. Clarify whether the reference to the "Partnership Network" in the graphic is the same as the "federated network of healthcare facilities" and if not, why not. In this regard, the reference to 200+ customers/partners is unclear.

Response: On behalf of the Company, we note to the Staff that all data providers with the exception of Change Healthcare fall into the Data Licensing Agreement. Change Healthcare and OMN have a partnership covered under the Data Exchange Master Reseller Agreement. Revenues associated with Change Healthcare are listed under the “Data Exchange” revenue line in OneMedNet’s financial summary. Revenue from the partnerships with the other life science providers is listed under the “iRWD” revenue line in the financial summary. Excluding Change Healthcare, all other life science providers are referenced under the “Partnership Network” in the graphic, which term is synonymous with the federated network of healthcare facilities. Where appropriate, the disclosure in the Amended Registration Statement has been revised consist with the foregoing.

32.	Please revise to disclose the basis upon which OneMedNet is a "global leader" in clinical imaging innovation and is the "leading curator" of Imaging Real-World Data.

Response: The disclosure in the Amended Registration Statement has been revised to disclose the basis for these conclusions in the Notice of Meeting and on pages 50, 63, 165 and 167.

Securities and Exchange Commission
November 10, 2022

Competition, page 151

33.	So that shareholders better understand the competitive conditions, please provide a general description of the number and size of your competitors within the real world data market, and the general factors on which you compete with such competitors. Please provide context for your statements that "few" of your competitors can fulfill orders in the time period stated, have the data quantity and diversity to fill requests, and have sufficient access to relevant non-imaging data along with expert curation capability required to meet regulatory standards. For example, please quantify what you mean by "few" and whether these statements describe the majority of your competitors.

Response: The disclosure in the Amended Registration Statement has been revised to add an additional risk factor on page 63 regarding OneMedNet’s competitors and to revise the disclosure regarding competitors on page 165 to provide this information.

Intellectual Property , page 151

34.	For each material patent, please revise to describe the type of patent protection grated, the expiration date and the jurisdiction.

Response: The disclosure in the Amended Registration Statement on page 162 has been revised to describe the type of patent protection grated, the expiration date and the jurisdiction.

Material Customer Agreements, page 152

35.	We note your revised disclosure and responses to comments 13 and 43. Please describe the material terms of your agreements with Change Healthcare and Siemens and file them as exhibits, consistent with Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, it appears from your disclosure that each is a continuing contract to sell a major part of your product.

Response: The disclosure in the Amended Registration Statement has been revised on pages 166-167 to describe the material terms of OneMedNet’s agreements with Change Healthcare and Siemens.

36.	We note your revised disclosure in response to comment 44. Please further revise to disclose the general, material economic terms of your Data Exchange Master Reseller Agreement and Data License Agreement. Please provide disclosure sufficient for investors to understand how you generate revenue under each agreement and the type of fees charged under these agreements. Please also indicate the breakdown in revenue generated from one type of contract versus the other.

Response: The disclosure in the Amended Registration Statement on pages 163-167 has been revised to expand the description of OneMedNet’s Data Exchange Master Reseller Agreement and Data License Agreements, including how revenue is generated under both agreements.

Securities and Exchange Commission
November 10, 2022

37.	For each description of certain of One MedNet's customer agreements, please indicate whether the agreements with such customers are still in force, and if so, when the agreements terminate. For example, it is unclear if your agreements with Hawaii Health Systems, Whiterabbit AI Inc., The Queens Medical Center, and the University of Kentucky are still active.

Response: The disclosure in the Amended Registration Statement beginning on page 165 has been revised to update the discussion of “Material Contracts” to make clear that the agreements with such customers are still in force.

OneMedNet Management's Discussion and Analysis of Financial Condition and Results of Operations, page 160

38.	We note your response to comment 45 but we are unable to locate the revised disclosure. Please provide the information required by Item 303(b)(1) and (b)(2) of Regulation S-K. You should also include discussions of the interim periods as requested in comment 46.

Response: The Amended Registration Statement has been revised to discuss in the MD&A known trends or uncertainties that OneMedNet reasonably expects will have a material impact on net sales or revenues from continuing operations and interim periods.

Description of Securities After the Business Combination, page 195

39.	Please revise here, and elsewhere in your filing, as applicable, to clarify whether you will be amending and restating Data Knights' bylaws in connection with the Merger, as you intend to do for the Charter.

Response: The Amended Registration Statement has been revised on pages 27, 125 and 210 to confirm that the Company will not be amending and restating its bylaws in connection with the Merger.

Certain Anti-Takeover Provisions of Delaware Law and the Data Knights A/R Charter and the Data Knights Bylaws, page 198

40.	Please revise to include a discussion of the super majority vote required to amend the Data Knights' A/R Charter and Bylaws.

Response: The Amended Registration Statement has been revised on page 214 to provide additional disclosure regarding the supermajority vote required to amend the Company’s A/R Charter and Bylaws.

Securities and Exchange Commission
November 10, 2022

Exclusive Forum for Certain Lawsuits, page 199

41.	Please revise to explicitly state whether the exclusive forum provision in the Data Knights' A/R Charter applies to claims arising under the Securities Act and Exchange Act. We also note that your disclosure indicates that the federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, yet this is not stipulated in Section 9.1 of the A/R Charter. Please revise for consistency.

Response: The Amended Registration Statement has been revised on pages 60-61 and 212 to make clear that exclusive forum provision in the Data Knights' A/R Charter would apply to claims arising under the Securities Act and the Exchange Act consistent with federal court jurisdiction for such claims.

OneMedNet Interim Financial Statements, page F-60

42.	Please revise the statements of operations to also provide information for the corresponding periods of the preceding fiscal year. This comment also applies to the interim statements of members' equity/(deficit), the interim statements of cash flows and footnote disclosures. For instance, in Note 10 on page 70, you should disclose rent expense for the six months ended June 30, 2022 and June 30, 2021, as opposed to only the three months ended June 30, 2022. Refer to Rule 3-02(b) of Regulation S-X.

Response: The Amended Registration Statement has been revised to update the OneMedNet interim financial statements consistent with the Staff’s comment.

General

43.	We note your response to comment 55. Please provide the legal basis for your and Marshall & Steven's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense.

Response: Consistent with principles of Delaware corporate law and the terms of the Company’s engagement of Marshall & Stevens, the opinion was delivered to the Company and its Board of Directors. Consistent with Delaware corporate law, stockholders who believe the opinion is in error may rely on the Company and its Board of Directors to pursue any claim arising therefrom, and may avail themselves of the derivative claim process established by Delaware corporate law, with its attendant procedures, if they believe the Company has failed to do so where appropriate. The qualifying language in the opinion only serves to restate established law that any such claim would be brought via the derivative procedure and not as a direct action.

Securities and Exchange Commission
November 10, 2022

44.	We note your response to comment 20 and reissue our comment. It appears, based on Data Knights' current charter and bylaws, that the vote required to approve the Business Combination Proposal, Nasdaq Proposal, Incentive Plan Proposal, and the Adjournment proposal is a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, and the vote required to approve the Charter Amendment Proposal is a majority of the shares outstanding. However, we note your disclosure in the letter to stockholders suggests that only a majority of shares voted at the meeting is required to approve the Charter Amendment Proposal, your disclosure on pages 14, 82, 110, and 184 suggests that the Business Combination Proposal requires a majority of the total shares outstanding to approve it and that broker non-votes and abstentions count as a vote against the proposal, and your disclosure on page 110 suggests that the Nasdaq Proposal and the Incentive Plan Proposals require the vote of a majority of the total shares outstanding. Please revise for clarity and consistency.

Response: The Amended Registration Statement has been revised in the Notice of Meeting and on pages 5, 90, 94, 122 and 129 to clarify the vote requirement for each proposal.

45.	We note your revisions in response to comment 15. However, in numerous places in the prospectus you continue to disclose that the sponsor or its affiliates may purchase public units to increase the likelihood of approval of the proposals, and that such purchases can be made in excess of the amount offered through the redemption process. As examples only, we note the disclosure on pages 35, 71, 77 and 95. Please revise your disclosure accordingly to confirm your intent to comply with the conditions set forth in Question 166.01 of the Compliance and Disclosure Interpretations for Tender Offers and Schedules.

Response: The Amended Registration Statement has been revised on pages 79, 85 and 104 to clarify that any purchases of public units by the Sponsor or its affiliates will be made at a price no higher than the price offered through the redemption process.

46.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Amended Registration Statement has been revised to disclose that the Sponsor is controlled by a non-U.S. person and to add a risk factor on page 75 regarding how this fact could impact the Company’s ability to complete its initial business combination.

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Given the Company’s time constraints to complete the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Registration Statement. Please contact me with any questions or follow up requests. I can be reached at 404-322-6713 or larry.shackelford@nelsonmullins.com. Thank you very much for your assistance.

Sincerely,

Larry Shackelford